Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SECOND QUARTER ENDING JUNE 30, 2011

TABLE OF CONTENTS

1	Introduction	2
2	Core Business and Strategy	2
3	Highlights of Q2 2011	2
3.1.	Financial	2
3.2.	Operational	3
3.3.	Business Development	3
4	Q2 Operating Performance	3
5	Q2 Financial Results	8
6	2011 Operating Outlook	11
7	Liquidity and Capital Resources	11
8	Investments and Investment Income	12
9	Financial Instruments	12
10	Contractual Commitments & Contingencies	13
11	General and Administrative Expenses	14
12	Exploration and Project Development	14
13	Alternative Performance Measures	14
14	Risks and Uncertainties	15
15	Critical Accounting Policies and Estimates	16
16	International Financial Reporting Standards (IFRS)	18
17	Controls and Procedures	20

Management’s Discussion and Analysis of
Financial Condition and Results of Operations:
Second Quarter 2011

August 10, 2011

1.	Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the second quarter ended June 30, 2011 (“Q2 2011”), and 2010 (“Q2 2010”), should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June  30, 2011 and 2010 and the related notes contained therein, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

2.	Core Business and Strategy

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation located in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 15 consecutive years and today employs approximately 7,400 people.

3.	Highlights of Q2 2011

3.1. Financial

•	Record earnings of $113.5 million, compared to a loss of $5.6 million in Q2 2010.
•	Adjusted earnings for Q2 2011 of $76.9 million after adjusting for gains on derivatives compared to $5.2 million for Q2 2010.
•	Adjusted basic earnings per share of $0.71 compared to $0.05 for the corresponding period in 2010.
•	Revenue increased by 54% to $231.9 million in Q2 2011 from Q2 2010, due to higher realized metal prices, notwithstanding the significant reduction in quantities of metal sold.
•	Precious metals accounted for 87% of the sales during the quarter, up from 81% a year ago.
•	Mine operating earnings increased to $118.6 million in Q2 2011, 127% higher than the mine operating earnings in the comparable period of 2010.

•	Record cash flow from operations, before working capital changes, of $119.4 million, a 123% increase from the $53.5 million in the comparable quarter last year.
•
Pan American paid a cash dividend of $0.025 per common share to its shareholders of record as of the close of business on May 31, 2011 and declared the next quarterly dividend of the same amount on August 10, 2011.  These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

•	Working capital strengthened to $578.2 million by the end of Q2 2011, an increase of $85.4 million from March 31, 2011.

3.2. Operational

•	Silver production was 5.6 million ounces, an increase of 5% as compared to Q1 2011.
•	Gold production was 21,900 ounces, an increase of 17% as compared to Q1 2011.
•	Cash costs increased to $9.19 per ounce, 16% higher than the cash costs in Q1 2011.

3.3. Business Development

•
On May 18, 2011, a subsidiary of the Company entered into a definitive agreement with Treasury Metals Inc. pursuant to which it will sell its interest in the Pico Machay early stage development project located in Peru to Treasury Metals Inc.  The Company will receive a combination of cash (CAD $21 million) and 11.5 million common shares of Treasury Metals Inc. as consideration for the sale of the project.  Treasury Metals Inc. has the option to satisfy up to US$10.5 million of the cash portion of the purchase price through the issuance of a secured promissory note. The transaction is subject to stock exchange approval and completion of an equity financing by Treasury Metals Inc., with completion of the transaction anticipated during the third quarter of 2011.

4.	Q2 Operating Performance

Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Silver – ounces	5,620,038	6,882,852	10,964,777	12,390,126
Gold – ounces	21,900	21,133	40,540	49,029
Zinc – tonnes	8,582	10,893	17,426	21,783
Lead – tonnes	3,081	3,228	6,380	6,328
Copper – tonnes	1,054	1,433	2,300	2,734

Pan American produced 5.6 million ounces of silver in Q2 2011, which was lower than the 6.9 million ounces produced in Q2 2010.  The main factors behind the decrease over the comparable period of 2010 were lower silver grades at Alamo Dorado, which resulted in 1.0 million ounces less silver production and lower throughput tonnage, silver grades and recoveries at Morococha, which combined to reduce silver production by 0.2 million ounces. At the other operations, increases in silver production at La Colorada due to higher throughput rates and San Vicente due to increased silver grades were mostly offset by decreases in silver production at Huaron and Quiruvilca due to lower throughput and lower silver grades; and at Manantial Espejo where lower silver grades were processed.

Production of gold increased by 4% over the comparable period of 2010 due mainly to increased grades at Manantial Espejo.  By-product zinc, lead and copper production suffered during the quarter due mainly to lower throughput tonnages at the Peruvian operations, leading to declines of 21%, 5% and 26%, respectively, over the comparable period of 2010.

Cash Costs per Ounce(1) of Silver

Consolidated cash costs per ounce of silver in Q2 2011 and in the first half of 2011(“H1 2011”) were $9.19 and $8.53 per ounce, respectively, compared to $5.64 and $5.07 per ounce for the corresponding periods of 2010.  Cash costs were negatively impacted by lower quantities of by-product metals produced and cost escalation offset by higher metal prices received on the Company’s sales of by-product metals.

Operations Review

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Huaron Mine
Tonnes milled	142,100	168,190	297,828	318,229
Average silver grade – grams per tonne	185	171	176	173
Average zinc grade - percent	2.47%	2.36%	2.41%	2.38%
Average silver recovery – percent	80.0%	79.7%	78.8%	79.0%
Silver – ounces	677,778	737,180	1,331,641	1,400,294
Gold – ounces	342	316	690	554
Zinc – tonnes	2,200	2,407	4,376	4,661
Lead – tonnes	1,269	979	2,251	1,842
Copper – tonnes	253	503	601	898

Cash cost per ounce (1)	$14.47	$13.61	$13.06	$12.99
Total cost per ounce (1)	$15.96	$15.20	$14.64	$14.58

In Q2 2011, Huaron produced 0.7 million ounces of silver, 8% lower than Q2 2010.  The main reason for the decrease in production was 16% lower throughput rates, which was partially offset by an 8% increase in silver grades and a 0.4% increase in recoveries. Throughput at Huaron continued to be negatively impacted primarily by the shutdown of the Alianza zone due to lower than expected grades encountered.

Cash costs per ounce in Q2 2011 were $14.47, up from $13.61 a year earlier.  The higher cash costs were primarily due to the negative effect of fixed costs on lower tonnage and production of silver and the additional cost related to mine development, which collectively resulted in a 28% increase in unit operating costs per tonne for Q2 2011 compared to Q2 2010.  Offsetting these factors were higher by-product metal prices, which resulted in an increase in by-product credits.

Capital expenditures during Q2 2011 of $3.0 million at the Huaron mine comprised mainly of development expenses, mine equipment purchases, major equipment rebuilds, and spending to complete the mine deepening projects.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Morococha Mine*

Tonnes milled	119,347	148,511	244,221	307,345
Average silver grade – grams per tonne	126	157	137	154
Average zinc grade – percent	2.40%	3.11%	2.45%	3.10%
Average silver recovery – percent	85.3%	86.8%	86.3%	86.9%
Silver – ounces	411,906	651,153	926,881	1,318,988
Gold – ounces	393	627	850	1,006
Zinc – tones	2,248	3,955	4,795	8,161
Lead – tonnes	689	1,168	1,672	2,443
Copper – tonnes	382	360	785	763

Cash cost per ounce (1)	$16.98	$4.83	$11.34	$4.19
Total cost per ounce (1)	$20.52	$7.46	$14.54	$6.88

* Production and cost figures are for Pan American’s 92.2% share only.

The Morococha mine produced 0.4 million ounces of silver during Q2 2011, a significant decline from the 0.7 million ounces produced in the comparable period last year.  Quarterly silver production was lower than the comparable period in 2010 primarily as a result of a 20% decline in throughput rates, combined with a 20% decrease in silver grades and a 2% drop in silver recoveries.  The throughput and grade challenges at Morococha were a result of a decision to temporarily stop mining a few of our higher grade areas in the Yacumina and Morro Solar areas that were experiencing erratic grades to allow for additional reserve definition studies and enable optimization of the mine design to maximize the resource extraction and profitability from these areas.  We are confident these decisions will result in overall enhanced performance once the mineralization in these areas are better understood and brought back into production late this year and into 2012.

Total cash costs per ounce for Q2 2011 were $16.98, significantly higher than the $4.83 per ounce for the same quarter of 2010.  The increase in cash costs was mainly due to lower by-product credits resulting from reduced zinc, lead and gold production combined with the negative effect of fixed costs on lower tonnage and production of silver and the additional costs related to unexpected mine development, as described in the paragraph above. Unit operating costs per tonne at Morococha increased by 58% for Q2 2011 compared to Q2 2010.

Capital expenditures during Q2 2011 totalled $0.6 million at the Morococha mine.  The capital spending was primarily on equipment repairs and replacements and development drilling.  In addition, $7.6 million was invested on the Morococha relocation project during Q2 2011 as facility relocations continued in order to make way for Chinalco’s Toromocho Project development.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2011	2011	2011
Quiruvilca Mine

Tonnes milled	71,630	80,731	154,203	162,706
Average silver grade – grams per tonne	121	146	125	147
Average zinc grade – percent	2.99%	3.44%	3.00%	3.54%
Average silver recovery - percent	81.1%	84.8%	81.8%	85.1%
Silver – ounces	227,739	321,766	506,761	655,361
Gold – ounces	424	464	949	901
Zinc – tonnes	1,817	2,408	3,920	5,036
Lead – tonnes	541	778	1,286	1,490
Copper – tonnes	258	409	607	779

Cash cost per ounce (1)	$19.77	$8.01	$11.34	$5.23
Total cost per ounce (1)	$20.58	$8.68	$12.06	$5.89

Silver production at the Quiruvilca mine in Q2 2011 was 0.2 million ounces, 29% lower than the same quarter last year.  This decrease in silver production was attributable to 11% lower throughput rates, a 17% decline in grades and a 5% drop in recoveries.

Cash costs for Q2 2011 were $19.77 per ounce, 147% higher than $8.01 per ounce a year ago. The higher cash costs were due to lower by-product credits resulting from reduced by-product metal production coupled with a 31% increase in unit costs per tonne for Q2 2011 compared to Q2 2010.  The increased unit cost per tonne was primarily a result of the negative effect of fixed costs on lower tonnage and production of silver.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Alamo Dorado Mine

Tonnes milled	483,956	393,571	952,326	821,421
Average silver grade – grams per tonne	107	205	103	157
Average gold grade – grams per tonne	0.35	0.45	0.34	0.40
Average silver recovery – percent	84.2%	92.2%	82.7%	89.9%
Silver – ounces	1,393,050	2,423,473	2,689,792	3,541,931
Gold – ounces	4,274	4,576	8,652	8,552
Copper - tonnes	20	36	43	41

Cash cost per ounce (1)	$4.17	$2.36	$4.54	$3.16
Total cost per ounce (1)	$7.67	$6.42	$8.12	$7.34

Alamo Dorado produced ahead of expectations in Q2 2011 and was again the Company’s largest silver producer, with silver production of 1.4 million ounces.  Silver production decreased from Q2 2010, which was a record quarter for silver production at Alamo Dorado due to the processing of the higher grade portions of the Phase 1 pit and the associated higher silver recoveries.  Throughput rates increased by 23% in Q2 2011 compared to Q2 2010, however silver grades and recoveries were 48% and 9% lower, respectively.

Cash costs for Q2 2011 were $4.17 per ounce, higher than $2.36 a year earlier, due to the negative impact on cash costs per ounce of lower grades and recoveries, partially offset by higher by-product credits resulting from increased gold prices in Q2 2011 compared to Q2 2010.

Capital expenditures at Alamo Dorado during Q2 2011 totalled $1.4 million, primarily on open-pit equipment replacement and the phase III drill program.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
La Colorada Mine

Tonnes milled	99,225	84,875	197,962	171,825
Average silver grade – grams per tonne	369	388	379	382
Average silver recovery – percent	89.3%	88.0%	89.4%	87,5%
Silver – ounces	1,052,180	932,100	2,154,074	1,843,926
Gold – ounces	945	1,091	2,014	2,170
Zinc – tonnes	1,123	696	2,184	1,263
Lead – tonnes	582	304	1,171	553

Cash cost per ounce (1)	$7.16	$9.04	$6.94	$8.92
Total cost per ounce (1)	$8.11	$10.11	$7.86	$9.97

Silver production at the La Colorada mine in Q2 2011 was 1.1 million ounces, 13% higher than the same quarter last year.  Silver production increased due to 17% higher throughput rates supported by improved silver recoveries as a result of benefits from previous investments in mine development, mine equipment purchases, ventilation and dewatering which are enabling higher productivities and efficiencies. As expected, silver grades declined slightly in Q2 2011 compared to a year ago.

Cash costs decreased by 21% to $7.16 per ounce, which exceeded management’s forecast.  The lower cash costs were primarily due to the positive implications of increased throughput and production combined with significantly higher by product credits as a result of higher by-product prices and increased base metal production.  Overall unit operating costs per tonne decreased by 6% for Q2 2011 compared to Q2 2010.

Capital expenditures at La Colorada during Q2 2011 totalled $2.2 million.  The capital was primarily spent on work on a mine backfill plant, new tailings dam preparation, mine development and development drilling.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Manantial Espejo Mine

Tonnes milled	181,974	178,230	352,166	354,076
Average silver grade – grams per tonne	181	187	173	190
Average gold grade – grams per tonne	2.73	2.52	2.47	3.12
Average silver recovery – percent	89.1%	90.2%	90.6%	90.2%
Average gold recovery – percent	95.3%	93.9%	95.0%	94.6%
Silver – ounces	960,073	975,516	1,818,707	1,947,920
Gold - ounces	15,523	14,060	27,385	35,847

Cash cost per ounce (1)	$6.80	$3.07	$7.63	$(1.77)
Total cost per ounce (1)	$14.92	$11.66	$15.63	$6.80

Silver production at the Manantial Espejo mine in Q2 2011 was 1.0 million ounces, very similar to the production of the same quarter last year.  Although there was a modest rise in throughput rates, these were offset by decreased silver grades and recoveries as the operation continued to normalize towards the average reserve grades of the deposit.  Gold production increased by 10% in Q2 2011 on the back of higher throughput, gold grades and recoveries.

Cash costs per ounce increased from $3.07 in Q2 2010 to $6.80 in Q2 2011.  The main driver for the increase in cash costs was higher unit operating costs, which increased by 46% on a per tonne basis, partially offset by higher by-product gold credits.

Capital expenditures at Manantial Espejo during Q2 2011 totalled $5.0 million and consisted mainly of open pit mining equipment in support of an accelerated mining plan, development drilling and work on a tailings dam raise.

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
San Vicente Mine*

Tonnes milled	73,129	73,415	134,175	137,556
Average silver grade – grams per tonne	432	397	400	423
Average zinc grade	2.25%	2.53%	2.20%	2.53%
Average silver recovery	88.3%	88.8%	89.22%	89.43%
Silver – ounces	897,310	841,664	1,536,921	1,681,706
Zinc – tonnes	1,193	1,429	2,151	2,662
Copper – tonnes	141	125	264	253

Cash cost per ounce (1)	$12.85	$7.88	$13.11	$7.55
Total cost per ounce (1)	$16.54	$11.64	$17.11	$11.07

* Production and interest figures for Pan American’s 95% share only.

Silver production at the San Vicente mine in Q2 2011 was 0.9 million ounces, 7% higher than production of the same quarter last year.  The increase achieved in silver production was a result of processing ore containing higher silver grades.

Cash costs at San Vicente were $12.85 per ounce, which was a 63% increase over the comparable quarter last year.  The higher cash costs resulted from increases in unit operating costs per tonne, which climbed 23% in Q2 2011 compared to Q2 2010. In addition, royalty costs, which are a function of cash flow generated, more than doubled from a year ago while deteriorations in the terms for copper concentrates resulted in smelter charges increasing by some 123% over the same period.

Capital expenditures at San Vicente during Q2 2010 totalled $0.5 million.  This consisted mainly of spending on community infrastructure and water treatment facility upgrades and the construction of a new fuel station.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver as an alternative performance measure in order to manage and evaluate operating performance at each of the Company’s mines.  This alternative performance measure does not have a standardized meaning nor consistent basis of calculation under IFRS. For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found in Section 13: Alternative Performance Measures of this MD&A.

5.	Q2 Financial Results

For the three months and six months ended June 30, 2011, the Company’s net income and cash flow from operations increased dramatically from the comparable periods of 2010. The improved results were primarily due to significantly higher realized metal prices, partially offset by lower quantities of metals sold.

The table below sets out selected quarterly results for the past ten quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings(1)	Earnings (loss) for the period	Adjusted earnings for the period(3)	Basic earnings (loss) per share	Diluted earnings (loss) per share	Cash flow from (used in) operations
2011	June 30	$231,866	$118,629	$113,478	$76,946	$1.04	$1.04	$104,127
	March 31	$190,481	$96,018	$92,679	$65,156	$0.86	$0.86	$59,465
2010	Dec. 31	$195,646	$89,777	$(1,975)	$59,718	$(0.02)	$(0.02)	$83,629
	Sept.30	$164,530	$61,293	$(2,888)	$24,463	$(0.03)	$(0.03)	$64,620
	June 30	$150,558	$52,270	$(5,587)	$5,179	$(0.05)	$(0.05)	$45,091
	March 31	$135,819	$37,777	$26,157	$17,009	$0.25	$0.24	$48,646
2009(2)	Dec. 31	$154,406	$57,334	$27,805	N/A	$0.31	$0.31	$52,118
	Sept.30	$118,608	$34,708	$17,375	N/A	$0.20	$0.20	$37,099
	June 30	$111,392	$23,490	$10,208	N/A	$0.12	$0.12	$32,034
	March 31	$70,406	$10,474	$6,610	N/A	$0.08	$0.08	$(5,375)
(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
(2)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS. As such, adjusted earnings are not applicable to these figures.
(3)
Adjusted earnings for the period is an alternative performance measure. Please refer to Section 13, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an increase in the realized metal prices but a decrease in quantities sold of all metals in the 2011 period compared to the respective period in 2010, other than lead.

	Realized Metal Prices				Quantities of Metal Sold		Realized Metal Prices				Quantities of Metal Sold
	Three months ended June 30,						Six months ended June 30,
	2011		2010		2011	2010	2011		2010		2011	2010
Silver – in ounces	$38.21	(1)	$18.39	(1)	4,981,038	5,735,333	$34.81	(1)	$17.67	(1)	9,604,330	11,022,238
Gold – in ounces	$1,500	(1)	$1,188	(1)	19,689	24,806	$1,447	(1)	$1,149	(1)	36,099	50,058
Zinc – in tonnes	$2,280	(2)	$2,031	(2)	7,202	8,673	$2,340	(2)	$2,145	(2)	14,089	19,024
Lead – in tonnes	$2,544	(2)	$1,918	(2)	2,942	2,484	$2,580	(2)	$2,090	(2)	6,271	6,087
Copper – in tonnes	$9,077	(2)	$6,946	(2)	1,029	1,382	$9,265	(2)	$7,081	(2)	1,861	2,624
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne

Earnings for Q2 2011 were $113.5 million, compared to a loss of $5.6 million for Q2 2010.  Adjusting for the benefit of a $36.5 million gain on derivatives, adjusted earnings were $76.9 million for Q2 2011 compared to $5.2 million in Q2 2010 (please refer to Section 13, “Alternative Performance Measures”, of this MD&A for description of Adjusted earnings).  Adjusted basic earnings per share for Q2 2011 were $0.71 compared to $0.05 for the corresponding period in 2010. Adjusted earnings benefited from significant increases in the realized metal prices received, partially offset by declines in overall quantities of metal sold, as reflected in the tables above. When compared to Q2 2010, the quantities of silver, gold, zinc, and copper sold declined by 13%, 21%, 17% and 26%, respectively due to lower production levels and timing of concentrate shipments.  Quantities of lead sold increased by 18% in Q2 2011 compared to the same period in 2010. Adjusted earnings in Q2 2010 included a doubtful accounts provision of $3.3 million related to an amount owed to the Company by Doe Run Peru and a foreign exchange loss of $3.1 million. All other costs remained relatively stable in comparison to the same period last year.

Earnings for H1 2011 were $206.2 million, compared to earnings of $20.6 million for H1 2010, while adjusted earnings were $142.1 million for H1 2011 compared to $22.2 million in H1 2010. Significant increases in revenues arising from higher realized metal prices received, partially offset by declines in overall quantities of metal sold, as reflected in the tables above, were the main explanation for the increase in earnings.

Revenue for Q2 2011 was $231.9 million, an $81.3 million or 54% increase from revenue in the comparable period in 2010.  The increase was driven by higher metal prices realized, partially offset by lower quantities of metals sold, as detailed above.

Revenue for the six-month period ended June 30, 2011  of $422.3 million were 47% higher than the sales for H1 2010, due to an increase in the realized metal prices received, partially offset by declines in overall quantities of metal sold, as reflected in the tables above.

Mine operating earnings increased to $118.6 million in Q2 2011, an increase of 127% from the $52.3 million generated in Q2 2010 (please refer to Section 13, “Alternative Performance Measures”, of this MD&A for description of mine operating earnings).  This increase resulted from higher sales partially offset by a 15% increase in cost of sales due to general cost escalation partially offset by lower quantities of metal sold.

Mine operating earnings in H1 2011 totalled $214.6 million, an increase of over 138% from the $90.0 million in H1 2010.  This increase was a result of higher revenues outweighing higher cost of sales, which were lowered by a change in inventory.

Income taxes for Q2 2011 were $31.1 million, which was a $2.4 million increase from the $28.7 million in income tax expense incurred in Q2 2010. This increase was primarily a consequence of increased taxable earnings generated at our operations offset in part by the effects of foreign exchange and adjustments to deferred tax assets of approximately $1.7 million, as shown in the table below.  The provision for income taxes in H1 2011 relative to H1 2010 increased as a result of the same factors.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2011
Current income taxes	32,793	18,041	57,210	25,914
Deferred income taxes	(1,672)	10,642	(1,095)	14,376
Provision for income taxes	$31,121	$28,683	56,115	40,290

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the items reflected in the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates Q2 2011 and H1 2011 and the comparable periods of 2010 were the unrealized gains and losses on the Company’s warrant position, foreign exchange gains and losses and additional taxes in the form of mining and withholding taxes. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Income before taxes	144,599	23,098	262,272	60,862
Statutory tax rate	26.50%	28.50%	26.50%	28.50%
Income tax expense based on above rates	$38,319	$6,583	69,502	17,346
Increase (decrease) due to:
Non-deductible expenses	576	11	1,133	378
Adjustments to estimated deductible expenses	-	895	(3,471)	1,882
Change in valuation allowance on corporate income and expenditures	(608)	333	(1,420)	539
Unrealized (gain) loss on derivatives	(9,680)	3,068	(16,974)	461
Foreign tax rate differences	3,476	648	6,593	1,137
Effect of other taxes paid	3,093	5,560	4,367	5,920
Valuation allowance on exploration expenses	1,347	2,784	2,336	3,871
Foreign exchange (gain) loss	(5,647)	8,434	(5,858)	7,970
Other	245	367	(93)	786
	$31,121	$28,683	56,115	40,290
Effective tax rate	21.52%	124.18%	21.40%	66.20%

Cash flow from operations, before working capital changes, generated $119.4 million in Q2 2011, a 123% increase from the $53.6 million generated a year ago.  The increase in cash flow from operations resulted mainly from higher realized prices.  Changes in working capital used $15.3 million compared with $8.3 million in Q2 2010. In Q2 2011, increases in working capital were reflected in higher inventories of $11.5 million and a $10.3 million increase in accounts receivables, partially offset by a $9.5 million increase in accounts payable.  Inventory levels increased as a result of the timing of shipment of the concentrate and doré inventory, while the increase in accounts receivable largely reflects the increased sales in Q2 2011. The increase in accounts payable was primarily related to timing of payroll and benefit payments.  In Q2 2010, net non-cash working capital movements were modest as increases in accounts receivable of $10.9 million and increases in inventories of $5.1 million were offset by increases in accounts payable and accrued liabilities of $8.4 million and increases in taxes payable of $7.4 million, respectively.

Cash flow from operations, before non-cash working capital changes, was $201.9 million in H1 2011 compared to $98.4 million for the same period last year.  This increase resulted primarily from higher metal prices received on sales.  Changes in non-cash working capital used $38.3 million in H1 2011 and $4.4 million in H1 2010.

6.	2011 Operating Outlook

Consolidated silver production for the six months ended June 30, 2011 was 11.0 million ounces and was approximately 5% below management’s forecast.  Cash costs in the first half of 2011 increased to $8.53 per ounce, up from $5.07 per ounce recorded in the first half of 2010 and above management’s forecast of $7.00 to $7.50 per ounce for the full year.

Based on the Company’s production in the first half of 2011 and our outlook for the balance of the year, management continues to expect to meet the 2011 silver production guidance of 23 to 24 million ounces, however consolidated cash costs are expected to increase to within the range of $8.25 to $8.75 per ounce, up from management’s previous forecast of $7.00 to $7.50 per ounce of silver, net of by-product credits.  The increase in cash cost guidance is primarily on account of the expected effect of higher silver prices on royalties at Manantial Espejo and San Vicente, higher treatment and refining charges at San Vicente, higher diesel fuel prices at Manantial Espejo, and higher employment costs in Argentina, Peru, and Bolivia. These forecasts are based on the assumption that metal prices that prevailed during Q2 2011 will persist for the balance of the year.

The Company’s production of gold was approximately 9% above expectations in the six months ended June 30, 2010 as a result of higher grades and throughput rates at Alamo Dorado, while base metal production was below expectations by 23%, 9% and 15% for zinc, lead and copper, respectively, primarily due to lower throughput rates and grades experienced at our Peruvian operations.  Hence the Company is adjusting our guidance for 2011 by-product production as follows:

•	Increase 2011 gold production guidance to between 80,000 and 85,000 ounces, up from 75,150 to 77,850 ounces
•	Reduce 2011 zinc production guidance to between 37,000 and 40,000 tonnes, down from 43,400 to 47,500 tonnes

 Management is revising its 2011 forecast for capital expenditures from a group total of $121.2 million to $145 million.  The upward change is primarily reflective of (i) $17.0 million of processing equipment which has been acquired in anticipation of requirements at the Navidad project, all of which could be sold in the current market on favourable terms in the event that the Company were not to proceed with Navidad (ii) $5.4 million for the preparation of a feasibility study for the La Preciosa project (iii) $5.4 million for the phase 3 evaluation and development capital and additional leach tank capacity to improve recoveries at Alamo Dorado and (iv) $3.2 million in tailing dam cost overruns and camp upgrades at Manantial Espejo. These increases in capital expenditures planned for 2011 are expected to be partially offset by lower capital expenditures at the Morococha relocation project due primarily to timing of commitments. Please refer to page 27 of the Company’s Annual MD&A for the year ended December 31, 2010 for details on capital spending requirements by mine site and project.

The revised production, cash cost and capital expenditure guidance above updates the previous guidance as set out in the Company’s Annual MD&A for the year ended December 31, 2010, filed with the Canadian and United States securities regulatory authorities.

7.	Liquidity and Capital Resources

At June 30, 2011, cash plus short-term investments were $461.0 million, a $63.8 million increase from March 31, 2011.  This increase arose mainly as a result of $104.1 million in cash generated from our operations offset by $45.1 million used in capital expenditures as described below.

Cash flow from operations, before non-cash working capital changes, generated $119.4 million in Q2 2011, a 123% increase from the $53.5 million generated a year ago, as described in section 5 above.

Investing activities in Q2 2011 used $78.3 million and consisted primarily of investments in mineral property, plant and equipment of $45.1 million, purchases of short-term investments of $27.1 million, and refundable VAT (payments expected after twelve months), which consumed $6.9 million.  Expenditures on mineral property, plant and equipment during the quarter included mainly (i) $17.0 million on used processing equipment earmarked for deployment at the Company’s Navidad development project (ii) $4.8 million in feasibility study expenditures at Navidad (iii) $7.9 million at Morococha primarily on the relocation project; and (iv) $5.0 million at Manantial Espejo primarily to fund a tailing dam raise and for expenditures necessary to support an accelerated mining plan.

Financing activities in Q2 2011 generated $7.4 million which consisted primarily of $5.5 million in advances for construction and equipment leases for the Morococha relocation project, a net $2.5 million received from minority shareholders and other partners and $2.2 million in proceeds received from the exercising of warrants and options, partially offset by $2.7 million in dividend payments to our shareholders.

Working capital at June 30, 2011 was $578.2 million, an increase of $85.4 million from March 31, 2011.  The increase in working capital resulted primarily from a $63.8 million increase in cash and short term investments (as described above), an $11.9 million increase in inventories and a $9.5 million increase in accounts receivable, offset by an increases in accounts payable and current income tax liabilities of $13.2 million and $19.6 million, respectively.  Inventory levels increased as a result of the timing of shipment of the concentrate and doré inventory, while the increase in accounts receivable in Q2 2011 was mainly reflective of the higher sales in the current quarter.

Shareholder’s equity at June 30, 2011 was $1,546.0 million, an increase of $113.8 million from $1,432.3 million at March 31, 2011, primarily as a result of the $113.5 million in net income generated during the quarter.  As at June 30, 2011, the Company had approximately 107.9 million common shares outstanding for a share capital of $1,281.1 million.

The Company’s financial position at June 30, 2011, the undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company is positioned to take advantage of strategic opportunities as they become available.

8.	Investments and Investment Income

At June 30, 2011, cash plus short-term investments were $461.0 million, a $63.8 million increase from March 31, 2011, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments.

Investment income for Q2 2011 totalled $0.6 million and consisted of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

9.	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  During February and March 2011, the Company entered into zinc option contracts for 8,775 tonnes, which have the effect of ensuring a price between $2,083 and $3,067 per tonne on that quantity of zinc, settling monthly during 2011. For the same period, the Company also entered into lead option contracts for 3,375 tonnes, which have the effect of ensuring a price between $2,083 and $3,300 per tonne on that quantity of lead, settling monthly during 2011.  The company recorded a mark-to-market valuation loss of $0.1 million in Q2 2011 in relation to these contracts.

The carrying value of cash and share purchase warrants is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Under IFRS, our share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives.  The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities.  None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

10.	Contractual Commitments & Contingencies

The Company had the following contractual obligations at June 30, 2011.

Payments due by period
	Total	Less than a year	1 - 3 years	4- 5 years	After 5 years
Finance lease obligations	$2,302	$2,302	$-	$-	$-
Current liabilities(1)	135,484	135,484	-	-	-
Long term income taxes payable	2,400	-	-	2,400	-
Equipment and construction advances (Note 9)	12,779	-	12,779	-	-
Contribution plan(2)	2,605	2,398	207	-	-
Total contractual obligations(3)	$155,570	$140,184	$12,986	$2,400	$-

(1)
Includes all current liabilities as per the statements of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.

In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 14. Contract commitments for the plan, payable in CAD, represent remaining minimum payments expected to be paid out, presented above in USD at the period-end rate.

Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the liability arising from Aquiline acquisition discussed in Note 13, and deferred tax liabilities.

11.	General and Administrative Expenses

In Q2 2011, general and administration costs, including stock based compensation, remained stable at $4.6 million compared to $4.7 million in Q2 2010.  Management is still expecting general and administration costs of approximately $17.0 million in 2011, as set out in the Company’s MD&A for the year ended December 31, 2010.

General and administrative costs were $8.3 million in H1 2011 compared to $7.8 million for the same period last year.  This increase resulted primarily from a stronger CAD exchange rate with the USD (CAD to USD exchange of 0.98 average in H1 2011 versus 1.03 average in H1 2010).

12.	Exploration and Project Development

Exploration expenses in Q2 2011 were $7.1 million compared to $8.8 million incurred in Q2 2010.  $4.7 million of these costs were incurred on activities at the Navidad and La Preciosa projects, while the remaining $2.4 million was incurred on exploration activities at our existing operations. During Q2 2011, the Company capitalized $4.8 million of evaluation costs at the Navidad Project in Argentina as compared to $7.5 million capitalized in Q2 2010.

Exploration expenses in H1 2011 were $10.1 million compared to $14.3 million incurred in comparable period of 2010. During H1 2011, $7.0 million of these costs were incurred on activities at the Navidad and La Preciosa projects, while the remaining $3.1 million was incurred on exploration activities at our existing operations. During H1 2011, the Company capitalized $9.4 million of evaluation costs at the Navidad Project in Argentina as compared to $12.1 million capitalized in the same period of 2010.

At the Navidad development project, the Company continues to carry out exploration diamond drilling and technical work necessary to complete a feasibility report during the last quarter of 2011.  The Company commenced the basic engineering of some of the facilities that will be required early in the construction, such as the construction camp.  Studies related to pyrotechnical and hydrometallurgical treatment of future Navidad concentrates continued with a number of consultants.  Work continued on the geotechnical aspects of the feasibility report, including the tailings storage facility, the open pit slopes, and the site geotechnical study.  Hydrological and environmental studies are also on track to complete an environmental impact assessment (“EIA”) study in late 2011. Community relations activities initiated last year, including the province-wide communications campaign and support to several local community infrastructure improvement projects, are on-going.  A considerable community support effort was enacted by the Company in assisting and aiding some of the worst affected local communities during the Chilean volcanic event which impacted the project area during the quarter.

At the La Preciosa joint-venture, the Company continues to advance the technical work to complete a preliminary economic assessment (“PEA”), which will incorporate the results of Pan American’s 2010 drilling campaign and better reflect the project’s economics under the current metal prices environment.  During the Q2 2011 Pan American invested $0.6 million in technical work and management expects that the PEA will be completed early in the third quarter of 2011, and plans to proceed immediately to the preparation of a feasibility study for the project.

At the Morococha mine, phase I of the relocation project continued as planned with building construction and installation of services on schedule.  During Q2 2011, Pan American invested $7.6 million on the relocation project.

13.	Alternative Performance Measures

Reconciliation of Cash and Total Cost per ounce of Silver

The Company reports cash costs per ounce of payable silver. This alternative performance measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

			Three months ended		Six months ended
Cash and Total Cost per Ounce Reconciliation			June 30		June 30
(in thousands of US dollars)			2011	2010	2011	2010
Cost of Sales			$113,237	$98,289	$207,700	$196,330
Add/(Subtract)
Depreciation and amortization			(20,446)	(21,323)	(39,764)	(40,240)
Smelting, refining, and transportation charges			15,760	17,215	32,405	33,718
By-product credits			(65,934)	(59,664)	(129,515)	(127,981)
Worker’s participation & voluntary payments			(2,043)	(1,343)	(3,796)	(2,377)
Change in inventories			9,710	5,217	24,374	3,907
Other			192	(515)	(353)	(2,235)
Minority interest adjustment			(1,100)	(596)	(1,787)	(1,037)
Cash Operating Costs	A		49,376	37,279	89,265	60,085

Add/(Subtract)
Depreciation and amortization			20,446	21,323	39,764	40,240
Asset retirement and reclamation			805	873	1,612	1,790
Change in inventories			(2,296)	3,055	(3,918)	3,123
Other			388	(152)	(346)	(285)
Minority interest adjustment			(269)	(283)	(526)	(555)
Total Costs	B		68,449	62,094	125,850	104,397

Payable Silver Production (oz.)	C		5,369,975	6,603,883	10,463,449	11,854,788

Cash cost per ounce	(A	*$1000)/C	$9.19	$5.64	$8.53	$5.07
Total costs per ounce	(B	*$1000)/C	$12.75	$9.40	$12.03	$8.81

Adjusted Earnings and Mine Operating Earnings

This MD&A refers to mine operating earnings and adjusted earnings which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States.  As such, these measures may not be comparable to similar measures presented by other issuers.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin. For adjusted earnings, we adjust the earnings as reported to remove the effect of derivative gains or losses, as reflected in the table below. The derivative gain or loss is a result of the measurement of our warrants at their fair value at each reporting period.  We disclose these measures as they aid in understanding the results of our operations and are meant to provide further information about our financial results to investors. These measures are derived from our financial statements and are applied on a consistent basis.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Earnings for the period	$113,478	$(5,585)	$206,157	$20,572
Deduct derivative (gain)/loss	$(36,530)	$10,766	$(64,053)	$1,618
Adjusted earnings for the period	$76,948	$5,181	$142,104	$22,190

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; Audited Annual Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2010 and Note 6 of the condensed interim consolidated financial statements for Q2 2011.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

In a press release on April 19, 2011, management provided comments on media reports from Bolivia, that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government).  In a follow up release on May 3, 2011, we provided an update on this situation.  On May 1, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and the Company expects normal operations to continue status quo. We will take every measure available to enforce our rights under our agreement with COMIBOL and are confident that we will ultimately be successful in protecting our investment.

The Company’s Mexican operations have both suffered from armed robberies of dore within the past year. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company currently has insurance in place to mitigate the financial loss as a result of such criminal activities, which covers the risk of loss of our products at mine sites, in transit and at refineries. The Company’s current insurance policy expires on August 31, 2011. The Company’s ability to renew this insurance policy on favourable terms is not certain at this time.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

15.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with International Financial Reporting Standards (IFRS), management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.  These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

As this is the first year that financial statements have been prepared using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the six months ending June 30, 2011, for our critical accounting policies and estimates.

Accounting standards issued and effective January 1, 2012

IFRS 7 Financial Instruments: Disclosures amendment issued by the IASB in October 2010 enhances the disclosure requirements in relation to transferred financial assets.  The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted.  The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 Income taxes amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier adoption permitted.  The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

Accounting standards issued and effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Condensed Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB on June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

Accounting standards issued and effective on subsequent dates

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement and is now proposed to be effective January 1, 2015.  The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories:  amortized cost and fair value.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

16.	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.  As such, the Company is reporting its second condensed interim consolidated financial statements in accordance with IAS 34 Interim Financial Reporting for the three and six months periods ended June 30, 2011, with comparative figures for the corresponding periods for 2010.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified three phases to our conversion: scoping and diagnostics, analysis and development, implementation and review.  All three phases have now been completed.

Note 2 of the condensed consolidated interim financial statements for the six months ending June 30, 2011, provide further details on our key Canadian GAAP to IFRS differences, our IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and our accounting policy decisions. The tables below provide an overview of the impact on our Condensed Consolidated Income Statement and Total Equity as at June 30, 2010 upon transition from Canadian GAAP to IFRS.

Summarized Statement of Financial Position Reconciliation

	Three Months ended June 30, 2010			Three Months ended June 30, 2010

	Previous GAAP	Effect of Transition to IFRS	IFRS	Previous GAAP	Effects of Transition to IFRS	IFRS Opening
Net earnings (loss) for the period	$18,256	$(23,841)	$(5,585)	$37,369	$(16,797)	$20,572
Attributable to:
Equity holders of the Company	$-	$(6,262)	$(6,262)	$-	$20,014	$20,014
Non-controlling interest	$-	$677	$677	$-	$558	$558
	$-	$(5,585)	$(5,585)	$-	$20,572	$20,572

Reconciliation of Total Equity as at June 30, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Shareholders’ Equity
Capital and reserves
Issued capital		$1,251,222	$-	$1,251,222
Share premium	iii	52,469	(44,929)	7,540
Accumulated other comprehensive income	vi	1,520	618	2,138
Retained earnings	i-vi	122,929	(61,521)	61,408
		1,428,140	(105,832)	1,322,308
Non-controlling interest	iv	-	7,855	7,855
Total Equity		$1,428,140	$(97,977)	$1,330,163

Outlook on Future Earnings

Under IFRS, future net earnings will be impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars.  Changes in the fair value of the share purchase warrants is primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate.  Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.  In addition, these changes in the valuation of the share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

Secondly, due to the change in the accounting methodology of recognizing deferred taxes that arise on foreign non-monetary assets, the company expects its foreign exchange gains or losses related to deferred income taxes to be less volatile under IFRS.

Information Technology and Systems

The adoption of IFRS did not have a significant impact on our information systems for the convergence periods. We continued to run our financial statements in parallel for Canadian GAAP and IFRS for the financial year 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

We assessed the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures.  The extent of the impact on these controls was immaterial. We applied our existing control framework to the IFRS changeover process.  All accounting policy changes and financial statement impacts were reviewed by senior management and the Audit Committee of the Board of Directors.

Key Performance Measures

We have assessed the impact of the adoption of IFRS on our key performance indicators.  The transition to IFRS did not have a significant impact on our key performance indicators, which include gross profit margin, earnings per share , cash flow from operations and cash costs.

All analysis and conclusions are based on the IFRSs effective at June 30, 2011.  As the IASB currently has various projects on its work plan that might affect our decisions for the financial year 2011, we continue to monitor and assess the impact of these changes.

17.	Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three and six month periods ended June 30, 2011 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MANAGEMENT DISCUSSION AND ANALYSIS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; THE CHANGES TO MINING LAWS IN BOLIVIA, IF ANY, AND THE EFFECTS OF ANY SUCH CHANGES AND OTHER ACTIONS OF THE BOLIVIAN GOVERNMENT ON THE COMPANY; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, OR OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ANTICIPATED COSTS, TIMING AND SUCCESSFUL COMPLETION OF THE FUTURE RELOCATION OF THE CORE MOROCOCHA FACILITIES AND THE EFFECTS OF SUCH RELOCATION ON THE COMPANY; THE ACCURACY OF MINERAL RESERVE AND ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS, FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S INSURANCE WITH RESPECT TO POTENTIAL FUTURE EVENTS AND THE COMPANY’S ABILITY TO OBTAIN ADECUATE INSURANCE IN THE FUTURE; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.